03012334

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-34344

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH. D.C.
181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gerard Klauer Mattison & Co., Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles F. Ughetta, Principal Financial Officer (212) 885-4002
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

75 Eisenhower Parkway (Address) Roseland, (City) NJ (State) 07068-1697 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH B80300 0831

CW 3/17

OATH OR AFFIRMATION

I, Charles F. Ughetta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Klauer Mattison & Co., Inc. and Subsidiary, as of December 31, 2002, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles [illegible] Ughetta
Signature

Secretary / Treasurer
Title

[signature]
Notary Public

ALBERT L. DONNENBERG
Notary Public, State of New Jersey
No. 0022066
Commission Expires March 29, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCH B80301 0831

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

INDEX

FACING PAGE

	PAGE
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	2
CONSOLIDATED:	
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2002	3
STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2002	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2002	5
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY YEAR ENDED DECEMBER 31, 2002	6
STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2002	7
NOTES TO FINANCIAL STATEMENTS	8-17
SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 DECEMBER 31, 2002	18-19
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	20-21

* * *

J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Gerard Klauer Mattison & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY as of December 31, 2002, and the related consolidated statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerard Klauer Mattison & Co., Inc. and Subsidiary as of December 31, 2002, and their results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17, the Company recorded a prior period adjustment relating to income taxes payable as of January 1, 2002.

As discussed in Notes 1, 4 and 7 to the consolidated financial statements, investment securities not readily marketable amounting to $1,625,404 (8.3% of stockholders' equity) and certain investments in investment partnerships amounting to $3,235,810 (16.4% of stockholders' equity) as of December 31, 2002 have been valued at estimated fair value, as determined by the Board of Directors. We have reviewed the procedures applied by the directors in valuing such securities and investments and have inspected underlying documentation, and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the Board of Directors' estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities, and the differences could be material.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 10, 2003

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 1,626,577
Receivables from clearing broker	12,976,297
Receivables from other brokers and dealers	167,538
Receivables from noncustomers	3,250,482
Advisory fees receivable	670,000
Securities owned	4,432,105
Furniture and equipment, software and leasehold improvements, net	6,016,456
Receivables from related parties	6,162,030
Deferred tax assets, net	3,616,000
Federal income tax receivable	856,000
Other assets	3,519,893
Investments in and advances to investment partnerships	3,831,855
Total	$47,125,233

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased	$ 40,606
Accounts payable and accrued expenses	22,318,911
Total	22,359,517
Liabilities subordinated to claims of general creditors	5,099,721
Commitments and contingencies	
Stockholders' equity:	
Common stock, par value $.005 per share; 10,000,000 shares authorized; 1,650,293 shares issued	8,252
Additional paid-in capital	10,511,459
Retained earnings	9,146,284
Total stockholders' equity	19,665,995
Total	$47,125,233

See Notes to Consolidated Financial Statements.

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$60,761,188
Investment banking services	17,465,485
Advisory fees	2,654,101
Net dealer inventory:	
Sales credits	5,578,478
Realized and unrealized losses on marketable securities	(1,916,494)
Net loss on investment securities and investments in investment partnerships	(1,318,681)
Other income	6,391,533
Total	89,615,610
Expenses:	
Compensation and benefits	53,891,247
Clearing and floor brokerage	5,274,991
Regulatory fees and expenses	891,740
Occupancy and equipment rental	11,149,329
General and administrative	23,903,874
Interest	209,092
Total	95,320,273
Loss before provision for income taxes	(5,704,663)
Provision for income taxes	(2,562,874)
Net loss	$ (3,141,789)

See Notes to Consolidated Financial Statements.

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

Balance, beginning of year	$ 200,000
Additions:	
January 30, 2002	3,408,195
September 28, 2002	1,491,526
Balance, end of year	$5,099,721

See Notes to Consolidated Financial Statements.

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
Balance, January 1, 2002, as reported	1,990,651	$9,954	$13,695,657	$10,716,897			$24,422,508
Prior period adjustment				1,571,176			1,571,176
Balance, January 1, 2002, as restated	1,990,651	9,954	13,695,657	12,288,073			25,993,684
Issuances of common stock	237,780	1,189	2,979,956				2,981,145
Repurchases of common stock					578,138	$(6,167,045)	(6,167,045)
Retirement of common stock	(578,138)	(2,891)	(6,164,154)		(578,138)	6,167,045	
Net loss				(3,141,789)			(3,141,789)
Balance, December 31, 2002	1,650,293	$8,252	$10,511,459	$ 9,146,284	-	$ -	$19,665,995

See Notes to Consolidated Financial Statements.

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Operating activities:	
Net loss	$ (3,141,789)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	867,834
Loss on abandonment of leasehold improvements	223,711
Unrealized losses in investments in investment partnerships	864,026
Deferred income taxes	(1,996,000)
Changes in operating assets and liabilities:	
Receivables from clearing broker	6,138,551
Receivables from other brokers and dealers	126,041
Receivables from noncustomers	(3,250,482)
Advisory fees receivable	(26,175)
Miscellaneous receivable	(483,909)
Securities owned	18,891,716
Investment in and advances to investment partnerships	(347,024)
Federal income tax receivable	(514,532)
Other assets	236,799
Securities sold, not yet purchased	(19,284)
Accounts payable and accrued expenses	(11,946,887)
Net cash provided by operating activities	5,622,596
Investing activities:	
Repayments of notes receivable from related parties	1,724,434
Purchases of furniture, equipment and improvements	(6,085,834)
Net cash used in investing activities	(4,361,400)
Financing activities:	
Proceeds from issuance of common stock	1,188,474
Proceeds from exercise of options	10,063
Repurchases of common stock	(841,244)
Net cash provided by financing activities	357,293
Net increase in cash	1,618,489
Cash, beginning of year	8,088
Cash, end of year	$ 1,626,577
Supplemental disclosure of cash flow information:	
Interest paid	$ 195,648
Income taxes paid	$ 177,777

Supplemental disclosure of noncash investing and financing activities:
The Company converted $2,200,000 of notes receivable into securities owned.

See Notes to Consolidated Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business and principles of consolidation:

The consolidated financial statements include the accounts of Gerard Klauer Mattison & Co., Inc. ("GKM") and its wholly-owned subsidiary, GKM Advisers, Inc. ("Advisers"). GKM and its subsidiary are referred to collectively herein as the "Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

GKM is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers, Inc.

GKM provides investment banking, brokerage and related services primarily to institutional customers. Generally, GKM does not provide margin credit to its customers. Its businesses include investment research; securities underwriting, sales and trading; and market making. GKM also holds investments for its own account. GKM has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Advisers is a registered investment adviser operating under the Investment Advisers Act of 1940 serving individuals, corporations and retirement funds.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Securities transactions and related commission income and expenses are recorded on a trade-date basis.

Investment banking revenues are recognized when the related transaction closes and generally include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Investment advisory fee income is recognized in the period in which services are performed based on a percentage of assets under management.

Note 1 - Business and summary of significant accounting policies (concluded):

Revenue recognition (concluded):

In conformity with accounting principles generally accepted in the United States of America, the securities positions of GKM are accounted for in the consolidated financial statements pursuant to accounting principles for broker-dealers. Therefore, all securities owned and securities sold, not yet purchased by GKM are valued at market or fair value. Nonmarketable securities owned by GKM and certain of its investments in investment partnerships are valued at estimated fair value. Unrealized gains and losses are included in the consolidated results of operations.

Management of GKM determines fair value by taking into consideration, among other things, recent trading activity in the issue, if any, available market prices on comparable marketable securities and the financial condition and operating results of the issuer. Certain nonmarketable common shares, warrants, rights and other equity securities received as a result of investment banking and/or underwriting activities are valued by management at their initial value until such time as there are significant transactions or developments to provide evidence that an increase or decrease in the carrying value of such a security is appropriate. Generally, the carrying values of such a security will be increased only in those instances where market values become readily ascertainable, there is a substantial volume of transactions occurring in the marketplace and GKM has obtained the right to trade the security in the marketplace. Reductions to the carrying value of such a security are made in the event that estimates by GKM of net realizable value have declined below the carrying value.

Furniture and equipment, software and leasehold improvements:

Furniture and equipment, software and leasehold improvements are carried at cost. Depreciation is provided using straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Receivables from clearing broker:

Receivables from clearing broker at December 31, 2002 were attributable primarily to temporary deposits.

Note 3 - Receivables from noncustomers:

Receivables from noncustomers at December 31, 2002 arose from investment banking fees during 2002.

Note 4 - Securities owned and securities sold, not yet purchased:

Securities owned and securities sold, not yet purchased consisted primarily of equity securities held for trading and investment purposes by GKM. A summary of those positions as of December 31, 2002 follows:

	Owned	Sold, But Not Yet Purchased
Marketable securities	$2,806,701	$40,606
Nonmarketable securities (A)	1,625,404	
Totals	$4,432,105	$40,606

(A) Nonmarketable securities owned include investment securities for which there is no market on a securities exchange or no independent publicly quoted market; that cannot be offered or sold unless registration has been effected under the Securities Act of 1933; or that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. Such securities are valued at estimated fair value (Note 1).

Note 5 - Furniture and equipment, software and leasehold improvements:

Furniture, equipment, software and leasehold improvements consist of the following:

Furniture and equipment	$3,124,714
Software	469,728
Leasehold improvements	4,483,585
	8,078,027
Less accumulated depreciation and amortization	2,061,571
Total	$6,016,456

Note 6 - Receivables from related parties:

Receivables from related parties at December 31, 2002 consisted of notes receivable from and advances to officers and employees amounting to $6,162,030. The notes bear interest at rates ranging from 7.75% to 9.25% (1.75% to 2% above the broker call rate at the inception of each loan). Substantially all of the notes are due on demand. Notes with a balance of $5,255,136 at December 31, 2002 arose from the purchase of shares of common stock of GKM (see Note 14), of which $2,023,216 are forgivable and the remaining balances are scheduled to be repaid on a short-term basis. Other income in the accompanying consolidated statement of operations includes approximately $253,000 of interest income derived from notes receivable from related parties during 2002. Advances total $906,894 and are noninterest bearing and are repaid through payroll deductions.

Note 7 - Investments in and advances to investment partnerships:

GKM is a partner in GKM Partners I, L.P. (the "Partners") and a member in Pattern Recognition Fund Management, LLC ("PRFM"). PRFM is the general partner responsible for managing the operations of the Pattern Recognition Fund, L.P. ("PRF"). PRF and Partners operate as private investment limited partnerships. PRF has agreed to pay management fees for services and additional inventive fees based on its investment performance. In 2002, GKM earned $632,552 of management fee income from PRF. The following is a summary of the investment information related to the investment partnerships:

Investments	Cost	Fair Value	Cumulative Unrealized Loss	2002 Unrealized Loss
GKM Partners I, L.P.	$7,090,643	$3,235,810	$(3,854,833)	$(799,578)
Pattern Recognition Fund Management, LLC	204,186	204,186		
Totals	$7,294,829	$3,439,996	$(3,854,833)	$(799,578)

Advances	
GKM Partners I, L.P.	$ 255,650
Pattern Recognition Fund Management, LLC	136,209
Total	$ 391,859

Note 8 - Liabilities subordinated to claims of general creditors:

At December 31, 2002, the Company had three outstanding notes payable to former stockholders with an aggregate balance of $5,099,721.

The first note, which originated in February 1999, has a balance of $200,000 and bears interest at the broker call rate. The note renews automatically every year unless renewal is cancelled seven months prior to the automatic renewal date on February 26. Payments on the note include interest only and are made annually.

The second note, which originated in January 2002, has a balance of $3,408,195 and bears interest at the broker call rate on the origination date plus 450 basis points. The note matures on December 31, 2003.

The third note, which originated in September 2002, has a balance of $1,491,526 and bears interest at the broker call rate on the origination date. Along with interest, $298,395 of principal is due in September of every year beginning 2003 through maturity in September 2007. Interest payments are made quarterly.

The above notes are subject to subordination agreements that were approved by the NYSE and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 11). Accordingly, the notes may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirements.

The broker call rate at December 31, 2002 was 2.25%.

Note 9 - Commitments and contingencies:

Lease commitments:

The Company uses a seat on the NYSE pursuant to a lease which expires on September 1, 2003. Management expects that the parties will continue to renew this lease each September on substantially the same terms as those of the current lease.

The Company also uses office equipment under operating leases which expire at various dates through 2007 and occupies office space under operating leases which expire at various dates through 2017.

Note 9 - Commitments and contingencies (concluded):

Lease commitments (concluded):

Minimum future rental payments for all such leases in years subsequent to December 31, 2002 are as follows:

Year Ending December 31,	Amount
2003	$6,330,669
2004	5,936,923
2005	5,416,370
2006	5,211,436
2007	5,562,317
Thereafter	55,991,015
Total	$84,448,730

Rental expense for all leases aggregated $8,842,839 in 2002.

Underwriting commitments:

The Company enters into underwriting commitments in the normal course of business. In the opinion of management, any payments or losses arising out of underwriting commitments that were open as of December 31, 2002 will not be material in relation to the consolidated financial condition, results of operations or cash flows of the Company.

Investment in investment partnerships funding commitment:

The Company is an investor in investment partnerships. The Company enters into agreements whereby it is required to make initial contributions to investment partnerships and subsequent additional contributions up to a specified maximum amount. Generally, the additional contributions are due on demand during a specified period. Such investment partnerships invest in debt and equity instruments issued by privately-owned companies and other financial instruments that are not readily marketable. The Company's investment can only be liquidated prior to the expiration of the term of the investment partnership through distributions made as a result of the liquidation of the investment partnership's underlying assets.

As of December 31, 2002, the Company was committed for a total investment of up to $2,167,500 of which $612,783 has been funded.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business. The Company is vigorously defending itself against these actions. In the opinion of management, the outcome of these actions will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

Note 10- Soft dollar arrangements:

The Company has entered into various soft dollar arrangements whereby it pays for research services on behalf of certain of its clients. Soft dollar credits are earned by clients at a predetermined percentage of commission dollars generated.

Receivables and payables under these arrangements were not material at December 31, 2002. The Company earned commission income of approximately $9,046,000 and incurred research expense of approximately $6,234,000 under these arrangements during 2002.

Note 11- Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule of the NYSE also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of approximately $2,881,000, which was $1,881,000 in excess of its required net capital of $1,000,000. The Company's net capital ratio was 2.18 to 1.

Note 12- Income taxes:

The credit for income taxes is comprised of the following:

Current:	
Federal	$ (795,000)
State and city	228,126
Total	(566,874)
Deferred:	
Federal	(897,000)
State and city	(1,099,000)
Total	(1,996,000)
Total	$(2,562,874)

A reconciliation of Federal income tax computed based on pre-tax loss at Federal statutory income tax rates to the actual provision for income taxes follows:

Federal income tax at statutory rates	$(1,939,585)
Increase (decrease) resulting from:	
State and city income taxes, net of Federal effect	(574,777)
Nondeductible expenses and other, net	(48,512)
Provision for income taxes	$(2,562,874)

Note 12- Income taxes (concluded):

The Company had net deferred tax assets of $3,616,000 at December 31, 2002 which were primarily attributable to the effects of certain compensation arrangements, unrealized losses on investments in investment partnerships, net operating loss carryforwards, deferred rent and depreciation.

The Company has state and city net operating loss carryforwards of approximately $2,200,000 expiring through 2022.

Note 13- Employee benefit plans:

The Company maintains defined contribution profit-sharing and pension plans for eligible employees. Contributions to these plans are made at the discretion of the Company's Board of Directors. The Company charged $765,000 to operations in connection with the pension plans, respectively, in 2002.

Note 14- Common stock and options:

During 2002, the Company issued 237,780 shares of common stock to officers and employees in exchange for total consideration of $2,981,145, comprised of notes receivable of $1,782,608 (see Note 5) and cash of $1,198,537. The Company also repurchased 578,138 shares of common stock in exchange for total consideration of $6,167,045, comprised of cash payments of $841,244, the cancellation of notes receivable from certain of the former stockholders with an aggregate carrying value of $426,080 at the time they were exchanged and subordinated debt with a carrying value of $4,899,721. Subsequent to the repurchase of these shares, the Company retired all shares of treasury stock. The exchanges of shares for notes receivable, the cancellation of notes and the retirement of treasury stock were noncash transactions and, accordingly, they were not reflected in the accompanying consolidated statement of cash flows.

The Company issued stock options to certain employees for the purchase of its common stock, which are exercisable at various prices and expire at various dates through 2006. The following table summarizes information about the Company's options:

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	282,746	$10.37
Awards granted	73,363	12.59
Awards cancelled	(15,600)	12.86
Awards exercised (A)	(3,900)	7.69
Options outstanding, end of year	336,609	

(A) Exercised in exchange for total consideration of cash payments of $10,063.

Note 14- Common stocks and options (concluded):

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options granted to employees. Since the stock purchase options were granted to employees and the exercise prices upon grant were equal to fair value, no compensation cost has been recognized. Had compensation cost been determined based on the estimated fair value of the stock options in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), the historical net loss would have been increased by $95,000 for the year ended December 31, 2002. In determining the pro forma net loss, the fair value of each stock option was estimated on the date of grant using the minimum-value method prescribed by SFAS 123 with an expected term of 5 years, no dividends, and a risk-free rate of 4.25%.

Note 15- Consolidated subsidiary:

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$716,279
Stockholders' equity	441,253

The accounts of the subsidiary are not included in the net capital computation.

Note 16- Financial instruments with off-balance-sheet risk and concentration of credit risk:

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 17- Prior period adjustment:

In 2002, the Company discovered certain overaccruals in income taxes payable which originated in prior years. Accordingly, retained earnings and income taxes payable as of January 1, 2002 were increased and decreased, respectively, by $1,571,176.

* * *

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

Net capital:		
Total stockholders' equity		$19,665,995
Deduct stockholders' equity of subsidiary not allowable for net capital		441,253
Total stockholders' equity qualified for net capital		19,224,742
Add:		
Accrued discretionary compensation, net of taxes	$ 8,507,560	
Liabilities subordinated to claims of general creditors	5,099,721	13,607,281
Total capital and allowable subordinated liabilities		32,832,023
Deduct nonallowable assets and charges:		
Receivables from noncustomers	3,250,482	
Receivables from other brokers and dealers	104,307	
Securities not readily marketable	1,625,404	
Investment in and advances to investment partnerships	3,831,855	
Furniture, equipment and leasehold improvements, net	6,016,456	
Receivables from related parties	6,162,030	
Deferred tax assets, net	3,616,000	
Federal income tax receivable	856,000	
Receivable from GKM Advisers, Inc.	275,026	
Other assets	3,514,427	29,251,987
Net capital before haircuts on securities positions (tentative net capital)		3,580,036
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		699,378
Net capital		$ 2,880,658
Aggregate indebtedness:		
Total liabilities		$22,359,517
Deduct:		
Securities sold, not yet purchased	$ 40,606	
Discretionary liabilities included in accounts payable and accrued expenses	16,052,000	16,092,606
Aggregate indebtedness		$ 6,266,911
Computation of basic net capital requirement:		
Minimum net capital required		$ 1,000,000
Excess net capital		$ 1,880,658
Excess of net capital at 1,000%		$ 2,253,967
Ratio of aggregate indebtedness to net capital		2.18

GERARD KLAUER MATTISON & CO., INC. AND SUBSIDIARY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2002

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2002:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 5,383,406
Decrease in net capital resulting from changes in:		
Audit adjustments, net:		
Balance sheet reclassifications	$ 1,727,197	
Increase in haircut deductions	(569,627)	
Statement of operations changes	(3,660,318)	(2,502,748)
Net capital per above		$ 2,880,658
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 2,483,616
Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses		3,783,295
Aggregate indebtedness per above		$ 6,266,911

See Report of Independent Public Accountants.

J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
Gerard Klauer Mattison & Co., Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Gerard Klauer Mattison & Co., Inc. and Subsidiary as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 10, 2003